Filed by Frontier Communications Corporation
Pursuant to Rule 425 under the Securities Act of 1933
Under the Securities Exchange Act of 1934
Subject Company: Frontier Communications Corporation
Registration Statement No. 333-160789

The following article first appeared on Bloomberg News on November 4, 2009.

Frontier Chief Says Verizon Assets to Be Integrated by 2012
By Siddhartha Vaidyanathan
November 4, 2009

Frontier Communications Corp., the phone company that’s tripling its size by buying lines from Verizon Communications Inc., plans to complete most of the integration by 2012, its chief executive officer said.

The deal, unveiled in May, is progressing as planned and should close in the second quarter, CEO Maggie Wilderotter said in an interview yesterday at Bloomberg headquarters in New York.  The purchase should pass regulatory hurdles and may help boost Frontier’s debt rating to investment grade by 2012, she said.

Frontier plans to cut jobs, combine the companies’ systems and remove overlapping functions to improve profitability, Wilderotter said. The company also aims to lure more high-speed Internet customers in states such as Arizona, Idaho and Oregon. Frontier’s sales have fallen for six straight quarters as customers drop home lines in favor of mobile phones.

“One of the things that excites me the most about this transaction is our ability to grow revenues in this market,” said Wilderotter, 54.

Combining the two companies’ cultures may be the biggest task Frontier is facing, Wilderotter said. Frontier, based in Stamford, Connecticut, is adding more than 10,000 employees in the transaction, bringing the total to about 16,000. Wilderotter said she wants to drive a “cultural shift into Verizon” to make it more “customer-centric at the local level.”

Job Cuts

The transaction, worth about $8.6 billion, adds about 4.8 million rural lines in 14 states and triples Frontier’s annual sales to about $6.5 billion. Frontier is targeting cost savings of $500 million a year.

Job cuts at both Frontier and Verizon will create some of that, Wilderotter said, declining to say how many positions will be reduced. Customer-service and field-technician jobs won’t be eliminated, she said.

Frontier doesn’t expect difficulties in combining the companies’ billing, information and other systems, said David Whitehouse, the company’s treasurer.

“We’re not like some prior telecom deals, where new systems have to be created by consultants,” he said.

Frontier faces a “substantial” challenge in digesting assets twice its size, Moody’s Investors Service said in a report on Sept. 18. Moody’s said in May it may raise Frontier’s rating because the Verizon deal increases the company’s size, improving efficiency. Moody’s said it will focus on the integration process as it reviews Frontier’s ratings.

Last month, Charlotte, North Carolina-based carrier FairPoint Communications Inc. filed for bankruptcy protection after struggling to absorb phone lines purchased from Verizon. FairPoint also faced opposition from trade unions, which said its deal would hurt service quality.

Moody’s rates Frontier Ba2, and Standard and Poor’s rates it BB. Both ratings are two steps below investment grade.

Mobile-Phone Trial

Wilderotter also said Frontier will start testing a mobile- phone service in Tennessee next week that lets customers use a Wi-Fi wireless-Internet connection. When not in a Wi-Fi range, the call will connect using mobile-phone networks. Calls won’t drop when moved from one network to the other.

That would save customers as much as 40 percent, she said.

Frontier plans to sell handsets by “major manufacturers” and will rent mobile-network capacity from a “nationwide” carrier.

Yesterday, Frontier posted an 11 percent increase in third- quarter profit, helped by cost cuts. Sales slid 5.6 percent to $526.8 million as access lines fell 6.3 percent to 2.15 million.

Frontier declined 1 cent to $7.19 at 2:03 p.m. on the New York Stock Exchange. The shares had dropped 18 percent this year before today.

Forward-Looking Language

This communication contains forward-looking statements that are made pursuant to the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. These statements are made on the basis of management’s views and assumptions regarding future events and business performance. Words such as “believe,” “anticipate,” “expect” and similar expressions are intended to identify forward-looking statements. Forward-looking statements (including oral representations) involve risks and uncertainties that may cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. These risks and uncertainties are based on a number of factors, including but not limited to: our ability to complete the acquisition of access lines from Verizon; the failure to obtain, delays in obtaining or adverse conditions contained in any required regulatory approvals for the Verizon transaction; the failure to receive the IRS ruling approving the tax-free status of the Verizon transaction; the failure of our stockholders to approve the Verizon transaction; the ability to successfully integrate the Verizon operations into our existing operations; the effects of increased expenses due to activities related to the Verizon transaction; the ability to migrate Verizon’s West Virginia operations from Verizon owned and operated systems and processes to Frontier owned and operated systems and processes successfully; the risk that the growth opportunities and cost synergies from the Verizon transaction may not be fully realized or may take longer to realize than expected; the sufficiency of the assets to be acquired from Verizon to enable us to operate the acquired business; disruption from the Verizon transaction making it more difficult to maintain relationships with customers, employees or suppliers; the effects of greater than anticipated competition requiring new pricing, marketing strategies or new product or service offerings and the risk that we will not respond on a timely or profitable basis; reductions in the number of our access lines and High-Speed Internet subscribers; our ability to sell enhanced and data services in order to offset ongoing declines in revenue from local services, switched access services and subsidies; the effects of ongoing changes in the regulation of the communications industry as a result of federal and state legislation and regulation; the effects of competition from cable, wireless and other wireline carriers (through voice over internet protocol (VOIP) or otherwise); our ability to adjust successfully to changes in the communications industry and to implement strategies for improving growth; adverse changes in the credit markets or in the ratings given to our debt securities by nationally accredited ratings organizations, which could limit or restrict the availability, or increase the cost, of financing; reductions in switched access revenues as a result of regulation, competition and/or technology substitutions; the effects of changes in both general and local economic conditions on the markets we serve, which can impact demand for our products and services, customer purchasing decisions, collectability of revenue and required levels of capital expenditures related to new construction of residences and businesses; our ability to effectively manage service quality; our ability to successfully introduce new product offerings, including our ability to offer bundled service packages on terms that are both profitable to us and attractive to our customers; changes in accounting policies or practices adopted voluntarily or as required by generally accepted accounting principles or regulators; our ability to effectively manage our operations, operating expenses and capital expenditures, to pay dividends and to repay, reduce or refinance our debt; the effects of bankruptcies and home foreclosures, which could result in increased bad debts; the effects of technological changes and competition on our capital expenditures and product and service offerings, including the lack of assurance that our ongoing network improvements will be sufficient to meet or exceed the capabilities and quality of competing networks; the effects of increased medical, retiree and pension expenses and related funding requirements; changes in income tax rates, tax laws, regulations or rulings, and/or federal or state tax assessments; the effects of state regulatory cash management policies on our ability to transfer cash among our subsidiaries and to the parent company; our ability to successfully renegotiate union contracts expiring in 2009 and thereafter; further declines in the value of our pension plan assets, which could require us to make contributions to the pension plan beginning no earlier than 2010; our ability to pay dividends in respect of our common shares, which may be affected by our cash flow from operations, amount of capital expenditures, debt service requirements, cash paid for income taxes (which will increase in 2009) and our liquidity; the effects of any unfavorable outcome with respect to any of our current or future legal, governmental or regulatory proceedings, audits or disputes; the possible impact of adverse changes in political or other external factors over which we have no control; and the effects of hurricanes, ice storms or other severe weather. These and other uncertainties related to our business are described in greater detail in our filings with the Securities and Exchange Commission, including our reports on Forms 10-K and 10-Q, and the foregoing information should be read in conjunction with these filings. We undertake no obligation to publicly update or revise any forward-looking statement or to make any other forward-looking statements, whether as a result of new information, future events or otherwise unless required to do so by securities laws.

Additional Information and Where to Find It

This filing is not a substitute for the definitive prospectus/proxy statement included in the Registration Statement on Form S-4 that Frontier filed, and the SEC has declared effective, in connection with the proposed transactions described in the definitive prospectus/proxy statement. INVESTORS ARE URGED TO READ THE DEFINITIVE PROSPECTUS/PROXY STATEMENT BECAUSE IT CONTAINS IMPORTANT INFORMATION, INCLUDING DETAILED RISK FACTORS. The definitive prospectus/proxy statement and other documents filed or to be filed by Frontier with the SEC are or will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to Frontier, 3 High Ridge Park, Stamford, CT 06905-1390, Attention: Investor Relations.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Frontier’s stockholders approved the proposed transactions on October 27, 2009, and no other vote of the stockholders of Frontier or Verizon is required in connection with the proposed transactions.